Mail Stop 4561

June 10, 2009

Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

> **Re:** **salesforce.com, inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed March 9, 2009**
> **File No. 001-32224**

Dear Mr. Smith:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 1. Business

Overview, page 1

1.   We note your statement on page 70 that because you generally invoice your customers on a quarterly or annual basis, your deferred revenue does not represent the total contract value of annual or multi-year, non-cancelable subscription

agreements. Please tell us what consideration you gave to disclosing the total contract value of all of your non-cancelable subscription agreements. See Item 101(c)(viii) of Regulation S-K.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 59

2. We note your tabular presentation of stock-based compensation in footnote (1) in your Consolidated Statements of Operations and the Selected Financial Data on page 35. We also note similar presentation in your Form 10-Q filed May 27, 2009. We do not believe such tabular presentation on the face of the Consolidated Statements of Operations complies with the guidance under SAB Topic 14F. Note that compliance with SAB Topic 14F permits disclosure of stock-based compensation information on the face of your Statements of Operations in a tabular presentation absent totals for stock-based compensation. SAB Topic 14F precludes presentation of a total amount for stock-based compensation in the income statement. Tell us how you considered the guidance under SAB Topic 14F, including why you believe your current presentation complies.

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition, page 69

3. Your disclosure on page 45 appears to indicate that an increasing number of your multiple element arrangements are accounted for as single units of account. Please clarify for us why this is the case. Additionally, please clarify why your costs of professional services will exceed the related revenue recognized when your professional service arrangements are accounted for as a single unit of accounting with the related subscription service, as noted in your disclosure on page 45, when your disclosure on page 70 suggests that you defer costs related to such arrangements and amortize such costs over the same time period as the revenue is recognized.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Graham Smith
salesforce.com, inc.
June 10, 2009
Page 3

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief